UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 26, 2006

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

      Re:	Puda Coal, Inc.
		Amendment No. 4 to Registration Statement on Form SB-2
      Filed July 10, 2006
		File No. 333-130380


Dear Mr. Ming:

      We have reviewed your response letter dated July 10, 2006, and the amended filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form SB-2/A-4 filed July 10, 2006

2. Summary of Significant Accounting Policies, page F-11

(a) Basis of Presentation and Consolidation
1. We have reviewed your response to prior comment number seven.
Please address each of the following additional issues which we believe continue to require either a more thorough analysis or further clarification:

* Please provide a separate analysis to support your conclusion that your consolidation of each of the following entities is either within the scope of FIN 46(R) or EITF 97-2.

o Shanxi Puda Coal Group Co., Ltd
o Puda Resources Group Co., Ltd. ("Resources Group"), which you refer to on page 44.
o Shanxi Liulin Jucai Coal Industry Co., Limited.
o Shanxi Puda Resources Group Limited ("Resources Group"), which you refer to on page F-46 as a related company with common owners.

As previously requested, this analysis should be comprehensive, addresses all relationships between Puda Coal, Inc. and related entities, address and cite the key terms and sections of the applicable contractual arrangements to support your conclusions. Please ensure that your analysis addresses both expected income and losses.

* Please address the recent purchases of coal washing facilities disclosed on page 52 from the Resources Group in your analysis.

* We note that the operating and authorization contracts have a 10 year term with a renewal option for an additional ten years. Please tell us how the 10 year initial term compares to the total cash flows expected to be generated by Shanxi Puda Coal Group Co., Ltd over its expected life. Indicate whether or not there are any circumstances which would limit its ability to operate.

* We note your EITF 97-2 analysis with respect to financial interest.
Please clarify what is unilaterally salable or transferable by Putai.

o Please also indicate whether or not Putai has the right to share in the portion of the financial interest in the sale or liquidation of
Shanxi Coal.

o Please indicate whether or not Putai has the right to share in the change in the fair value of Shanxi Coal during the term of the operating agreement.

* We note your response regarding your arrangement with Jucai
Coal.
Please explain why this entity is not required to be consolidated given the common ownership.

* We note your statement that Jucai Coal is the supplier of raw coaking coal to Shanxi Coal. We also note your statement that there is currently a serious supply shortage of raw coal in China. Please explain the impact of this shortage on Shanxi Coal`s operations and its ability to generate cash flows over its expected life.
Clarify
whether or not there is another source of raw coal that meets your operating specifications and at a price that is economic.

* Please expand your analysis to address the Shanxi Liulin Jucai
Plant
lease in your FIN 46(R) analysis.

Note 11. Convertible Notes and Related Warrants, page F-19
2. We note from your response to prior comment number nine that you used an expected term of one year for both the conversion option and the warrants in your Black-Scholes model. Please note that footnote 7 in SAB 107 states that if factors such as nontransferability, nonhedgability and the truncation of the contractual term were not present in a nonemployee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the nonemployee share options. It does not appear that these factors are present in the outstanding convertible notes and warrants. In light of this fact, please tell us why you concluded it was appropriate to use a one year term for the conversion option and warrants, since the conversion option is attached to debt with a term of three years and the warrants have a five year term.
3. We note your response to prior comment number ten indicates that the "warrants are freestanding derivative financial instruments" and that you revised the footnote disclosure accordingly. However, we note that you retained disclosure that indicates that the warrants are embedded derivatives. In this regard, you state that the guidance in
SFAS 133 and EITF 00-19 "requires the Company to bifurcate and separately account for the conversion feature and warrants as embedded derivatives contained in the Company`s convertible notes." Please revise your disclosure as appropriate.
4. We note from your response to prior comment number 11 that you used the straight line method to amortize the discount on the conversion feature and warrants. As previously requested, please disclose the methodology you are using to amortize these discounts.

* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or Jill
Davis,
Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 with any other questions.

      					Sincerely,


      					Jill Davis
      Branch Chief


cc: 	J. Gabel (via facsimile)
      J. Davis
      J. Goeken
      C. Moncada-Terry


Mr. Zhao Ming
Puda Coal, Inc.
June 26, 2006
Page 5